UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-32294

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TATA MOTORS LIMITED

(Translation of registrant’s name into English)

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BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

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TABLE OF CONTENTS
Item 1:	Form 6-K dated May 4, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: May 4, 2018

 Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Outcome of the Board meeting – Proposed transfer of Defense and Aerospace business of the Company/it’s subsidiary to Tata Advanced Systems Limited

May 3, 2018, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please be informed that the Board of Directors has, at its meeting held today, approved (subject to the requisite regulatory and other approvals) the following:

1.

Sale of Company’s defense business to Tata Advanced Systems Limited (TASL), a wholly-owned subsidiary of Tata Sons Limited (Company’s Promoter) by way of a Scheme of Arrangement to be entered into between the Company, TASL and their respective members and/or creditors, as the case may be, pursuant to the provisions of Sections 230 to 232 of the Companies Act, 2013 and the rules made thereunder. (“Defense Business Transfer”)

2.	Sale of Company’s shareholding in TAL Manufacturing Solutions Limited (TAL), a wholly-owned subsidiary, to TASL (“TAL Divestment”)

Reproduced below are the following:

a)	Press release being issued by the Company in this regard - Annexure A.
b)

Details as required to be given under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015:

•	For the proposed Defense Business Transfer - Annexure B
•	For the proposed TAL Divestment - Annexure C

Annexure A TATA MOTORS Connecting Aspirations for immediate use PRESS RELEASE Tata Motors to sell its defense and aerospace portfolio to Tata Advanced Systems Limited to unlock their full potential Mumbai, May 3, 2018 Tata Motors Ltd (TML), a leading global automotive company providing smart mobility solutions across commercial and passenger vehicles, announced today that its Board has approved, subject to the requisite regulatory approvals and other approvals, the following: 1. The sale of its defense business to Group entity Tata Advanced Systems Limited (TASL). This will not include the pure civilian vehicles which will continue to be with TML. TML will receive an upfront consideration, of Rs 100 Crs, adjusted for capex incurred and changes in working capital in the intervening period until closure date, and a deferred consideration of 3% of the revenue generated from identified Specialized Defence Projects for upto 15 years from FY20 subject to a maximum of Rs 1750 Crs. 2. The sale of its shareholding in its wholly owned subsidiary, TAL Manufacturing Solutions Ltd (TAL) to TASL at an enterprise value of Rs 625 crores. As a condition precedent, Tata Motors will acquire the no -aerospace business from TAL at a value of Rs 10 lakhs. This is in line with Tata Motor's plan to drive Turnaround 2.0, take necessary steps to further its defense business by leveraging the scale and strengths of the unified aerospace and defense entity at the Group level, while monetizing its non-core assets to reduce net-debt. Speaking on the two strategic deals, Guenter Butschek, CEO & MD, Tata Motors said, "Tata Motors has been a strategic partner to the Indian Ministry of Defence in defense mobility solutions for several decades. We will continue providing civilian logistics vehicles to the Defense customers. On our transition to a full range combat vehicle player, we realized that our current portfolio is small and we need scale to unlock its true potential. We believe Tata Advanced Systems Limited will be better equipped to execute larger and more complex rejects and be more globally competitive as part of the larger Tata Group. Therefore we have decided that it is in our best interests to sell this part of the business to Tata Advanced Systems Limited and participate in the future growth of this business through a revenue share agreement.' "Also, TAL Aerospace Solutions is a non-core business to Tata Motors. We have been working on charting our next phase of growth and would like to use the opportunity of consolidation at Group level to monetize our investment in this area." added Guenter.

TATA MOTORS
Connecting Aspirations

TATA

for immediate use PRESS RELEASE

Tata Motors Defence

Tata Motors has been associated with the country's off-road defence and security forces, since 1958 and has supplied over 1,50,000 vehicles to the Indian Military and Paramilitary forces, so far. The company offers products and services that not only meet the needs of the domestic market, but are also positioned to meet most stringent requirements across the world. Tata Motors exports its range of specialized defence vehicles to the SAARC, ASEAN and African regions. With Tata Motors' rich portfolio in multi-axle range like 12×12, 8×8 & 6×6, the company has started supplying to leading Missile OEMs across the world. The company has also established itself as a supplier of specialist vehicles for UN peacekeeping missions. Tata Motors' range of off-road vehicles are also being procured by the agencies involved in AID & Development, across the world like GSA, KBR, Oxfam, RONCO, RA International & Riders.

TAL Aerospace Solutions

TAL, a TATA Enterprise, is a wholly owned subsidiary of TATA Motors and is one of the leading companies in India, wherein its automotive and heavy engine range business has been successfully delivering manufacturing solutions for over 40 years to customers and more recently, to Robotics, Aerospace and Defence sectors. TAL has been structured to deliver solutions through its three business units: a) Aerospace Business Unit – with a focus on manufacture of precision components including exotic materials and composites and assemblies for aero-structures, b) Robotics And Automation – Robots and cost effective automation solutions and c) Manufacturing Solutions – Integrated Manufacturing Systems Division, Machine Tool Division and Hydraulic Solutions (b & c collectively – the non aerospace business). Telco Automation Limited (TAL) was formed in 2000, by merging two mother divisions of TATA Motors – Machine Tools and Growth. The ones that designed and built the machines, equipment and automation requirements of TATA Motors, during its setup of manufacturing facilities. This model was followed by TATA Motors in the 1960's and 70's, to ensure lower cost of capital acquisition by minimizing imports of such machines and equipment and thereby build vehicles at prices that were affordable to Indian customers.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable and well suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South and South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information
Tata Motors Corporate Communications : E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613
www.tatamotors.com

TATA

Annexure B

Details for the proposed Defense Business Transfer:

Sr. No.	Particulars	Description
1.	Amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year	Revenue of Company's Defense Business for FY 2016-17 is ₹295 Crores which is 0.11% of consolidated turnover of the Company. Net worth is not separately allocable for the Defense Business. The Company's consolidated net worth for FY 2016-17 is ₹ 58061.89 Crores.
2.	Date on which the agreement for sale has been entered into	Company is in process of signing the relevant agreement(s) with TASL.
3.	The expected date of completion of sale / disposal	The date of completion of the transfer is subject to the approval/no-objection from the Stock Exchanges, SEBI, members and creditors of the Company, NCLT and such other relevant statutory and regulatory authorities including Competition Commission of India, as may be required, as well as completion of certain other conditions precedent. Tentative date for completion is 1 (One) year.
4.	Consideration to be received from such sale / disposal	The sale is for cash consideration. Company will receive an upfront consideration of ₹ 100 Crore, adjusted for capex incurred and changes in working capital in the intervening period until closure date, and a deferred consideration of 3% of the revenue generated from identified Specialized Defence Projects for upto 15 years from FY20 subject to a maximum of ₹ 1750 Crore.
5.	Brief details of the buyer and whether the buyer belongs to the promoter group / group companies. If yes, details thereof	The Company's Defense Business is proposed to be transferred to TASL, a wholly-owned subsidiary of Tata Sons Limited. Tata Sons Limited is also the Company's promoter.
6.	Whether this transaction would fall within related party transactions? If yes, whether the same is done at "arms length".	Yes, the transaction is a related party transaction and is on an arm's length basis.
7.	Additional indicative disclosures provided for amalgamation / merger to be disclosed by the listed entity with respect to the slump sale.	
a)	Name and areas of business of the entity(ies) forming part of the arrangement, details in brief such as, size, turnover, etc.	The Company (being the "Transferor Company") is engaged in the business of design, development and manufacturing of a wide range of commercial, passenger and defense vehicles and parts thereof for sale within India and abroad. In FY 2017, the Company, at a consolidated level , sold 11,57,808 vehicles, earned a revenue of ₹ 274,492 Crore with EBITDA of ₹ 36,912 Crore. TASL (being the "Transferee Company") is focusing on providing integrated solutions for Aerospace, Defence and Homeland Security. In less than a decade, TASL has become a significant player in the global aerospace market,

TATA MOTORS LIMITED

TATA becoming the premier Indian manufacturing partner for global OEMs, including Boeing, GE, Airbus Group, Sikorsky Aircraft Ltd, Cobham Mission Equipment, as well as supplying to the Government of India's Defence Research Development Organisation and Indian Navy and Indian Airforce. It has capabilities throughout the entire aerospace value chain from design to full aircraft assembly, and is well positioned in areas that include missiles, radars, unmanned aerial systems, command and control systems and homeland security. b) Rationale for arrangement c) Brief details of change in shareholding pattern (if any) of listed entity The proposed arrangement provides for transfer of the Company's Defense business to TASL by way of a Scheme of Arrangement under Sections 230 to 232 and other relevant provisions of the Companies Act, 2013 and the rules made thereunder. This is in line with the Company's plan to dive Turnaround 2.0, take necessary steps to further its defense business by leveraging the scale and strengths of the unified aerospace and defense entity at the Group level, while monetizing its non-core assets to reduce net-debt. The sale is for cash consideration. There would not be any change in the shareholding pattern of the Company as a result of the transfer. TATA MOTORS LIMITED

TATA Annexure C Details for the proposed TAL Divestment: Sr. No. Particulars Description 1. Amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year The Operating revenue of Aerospace business in FY17 is ₹ 228.8 crores which is 0.08% of consolidated revenue of the Company. The Networth of Aerospace business in the FY 2016-17 is ₹ 82.4 Crores which is 0.14% of consolidated net worth of the Company. The aerospace business forms a substantial portion of TAL's networth. 2. Date on which the agreement for sale has been entered into Company is in process of signing the relevant agreement(s) with TAL and TASL. 3. The expected date of completion of sale / disposal The completion of the transaction is subject to certain regulatory approvals, such as the Competition Commission of India, if required, as well as completion of certain other conditions precedent. Tentative date for completion is 1(One) year. 4. Consideration to be received from such sale / disposal Sale of TAL shares by the Company to TASL is propose at an enterprise value of Rs. 625 Crore for the Aerospace business. As a condition precedent, Company will acquire the non-aerospace business from TAL at a value of Rs. 10 lakhs. The Company's shareholding in TAL is proposed to be transferred to TASL, a wholly-owned subsidiary of Tata Sons Limited. Tata Sons Limited is also the Company's promoter. 5. Brief details of the buyer and whether the buyer belongs to the promoter group / group companies. If yes, details thereof 6. Whether this transaction would fall within related party transactions? If yes, whether the same is done at "arms length". to regulatory approvals, such as the Competition Commission of India, if required, as well as completion of certain other conditions precedent. Tentative date for completion is 1 (0 e) year. Yes, the transaction is a related party transaction and is on an arm's length basis. TATA MOTORS LIMITED

About Tata Motors:

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable and well suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South and South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.